Exhibit 99.1

Americas Gold and Silver Provides Q3-2022 Production Results

This press release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated May 17, 2021, to its short form base shelf prospectus dated January 29, 2021.

TORONTO--(BUSINESS WIRE)--October 20, 2022--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, is pleased to report production for the third quarter ended September 30, 2022. Production results, outlook and costs throughout this release production results are based on the Company’s 100% interest in the Cosalá Operations and 60% interest in the Galena Complex.

Highlights

  For Q3-2022, consolidated attributable production totalled approximately 331,000 silver ounces and 1,339,000 silver equivalent1 ounces. Silver production increased by 92% year-over-year and increased 11% quarter-over-quarter. Silver equivalent production increased by 365% year-over-year and was unchanged quarter-over-quarter.
  Silver production is expected to further increase in Q4-2022 as production ramps-up into the higher-silver grade Upper Zone of the San Rafael deposit at the Cosalá Operations and the Galena Complex exploits higher-silver grade stopes.
  The Company estimates consolidated Q3-2022 cash cost2 per silver ounce of $10.01 per ounce and consolidated Q3-2022 all-in sustaining cost2 per silver ounce of $18.66 per ounce which increased quarter-over-quarter due to lower zinc and lead prices.
  Year-to-date, consolidated attributable production totalled approximately 931,000 silver ounces and 3,957,000 silver equivalent ounces at a cash cost per silver ounce of approximately negative $0.39 per ounce and consolidated all-in sustaining cost per silver ounce of $7.51 per ounce.
  The Company’s 2022 silver equivalent production is expected to be towards the upper end of the guidance of 4.8 to 5.2 million ounces in 2022 with further increases projected at 7.0 to 7.4 million ounces in 2024, increases of approximately 240% and 375%, respectively, compared with 2021.
  The Galena Hoist project remains on track with installation expected in late October 2022 and commissioning scheduled to begin in December 2022. Subsequent to the quarter end, the Company amended certain terms of its existing Roycap convertible debt (details below) to provide additional liquidity and ensure the project can remain on-time and be fully funded.

“The Company anticipates a strong finish to the year in Q4-2022 with silver equivalent production for the year expected to be meet or exceed the upper end of the guidance range of 4.8 to 5.2 million ounces,” stated Americas President and CEO Darren Blasutti. “Silver production is expected to increase at both of our silver operations in Q4-2022 with San Rafael expected to mine the higher-grade Upper Zone and the Galena Complex exploiting more higher-grade silver stopes. The completion of the Galena Hoist is expected to add operational flexibility and significantly increase production at the Galena Complex moving forward. As a result, the Company increased its convertible debt subsequent to quarter end to ensure that the Galena Hoist project remains fully funded and on schedule.”

Consolidated Quarterly Attributable Production*

	Q3 – 2022	Q2 – 2022	Q3 – 2021	% Change (Q-over-Q)	% Increase (Y-over-Y)
Silver Production (ounces)	331,304 oz	299,227 oz	172,658 oz	11%	92%
Zinc Production (million pounds)	9.4 Mlbs	9.9 Mlbs	N/A	(5%)	N/A
Lead Production (million pounds)	5.9 Mlbs	6.4 Mlbs	2.7 Mlbs	(9%)	118%
Silver Equivalent Production (ounces)	1,339,002 oz	1,343,061 oz	287,735 oz	0%	365%

* Silver equivalent ounces for Q3-2022, Q2-2022 and Q3-2021 were calculated based on silver, zinc and lead realized prices during each respective period throughout this press release.

Cosalá Operations Update

The Cosalá Operations produced 186,000 ounces of silver, 3.8 million pounds of lead and 9.4 million pounds of zinc in Q3-2022. Cash costs per silver ounce and all-in sustaining costs per silver ounce at the Cosalá Operations continue to generate significant margins, although costs increased quarter-over-over due to lower by-product credits as a result of current zinc and lead prices.

The Company continued to focus in Q3-2022 on mining the higher-grade zinc and lower-grade silver areas of the Main Zone to maximize the revenue mix generated from the Cosalá Operations. The Company expects silver production to increase in Q4-2022 with a growing contribution from higher-grade silver areas in the Upper Zone of the San Rafael mine. As a result of mining the lower-grade silver areas of the Main Zone, silver production from the Cosalá Operations for the year is expected to be at the lower end of the projected range of 0.7 to 0.9 million silver ounces while zinc and lead production are expected to be towards the upper end of the projected ranges of 36 to 40 million pounds (zinc) and 13 to 15 million pounds (lead).

Galena Complex and Galena Hoist Update

The Galena Complex attributable production was approximately 145,000 ounces of silver and 2.1 million pounds of lead in Q3-2022. Silver production was lower than anticipated in Q3-2022. In Q3-2022, production out of two high production stopes on the 5200 level was slowed do due to unexpected poor quality of cemented backfill which required some now completed remedial work. Silver production is expected to increase in Q4-2022 from a combination of mining higher tonnage in higher-grade silver copper stopes.

Cash costs per ounce and all-in sustaining costs per ounce at the Galena Complex are anticipated to improve with the completion of the Galena Hoist project as most of the operations costs are fixed and are expected to decrease on a per silver ounce basis assuming expected higher silver and lead production beyond 2022.

The outlook for expected attributable metal production from the Galena Complex in fiscal 2022 remains unchanged and is estimated to be 0.7 to 0.9 million silver ounces and 9 to 11 million pounds of lead but will likely be towards the bottom end of both ranges.

The Company expects commissioning of the Galena Hoist to commence in December 2022 which will increase hoisting capacity at the operation and improve operational flexibility. All concrete pours for the project are complete, electrical installation has commenced and all major hoist components have been delivered to site. Given the continued inflationary environment impacting the global economy, costs for materials and services have increased. As a result, the estimated capital cost of the project has increased by approximately $2.2M to a total of $8.9M with approximately half of the increase due to higher installation cost. Despite the inflationary pressures on the hoist project, overall capital at the Galena Complex is expected to be within 6% of the original budget of $20 million for 2022.

To ensure that the project remains on schedule and is fully funded, the Company amended its existing RoyCap Convertible Debenture by increasing the principal balance by C$7.0 million to a total outstanding principal of C$19.0 million subsequent to quarter end. In addition, the parties agreed to amend the interest rate to a fixed rate of 9.5% per annum, the conversion price to C$1.00 per share, and retraction option terms. All other material terms of the RoyCap Convertible Debenture remain unchanged including the maturity date of April 28, 2024.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a growing precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, the Company’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; the Company’s production guidance and anticipated production results for the full year of 2022 and production outlook for 2024; the recapitalization plan at the Galena Complex, including the expected production levels and potential additional mineral resources thereat; the expected timing and completion of the Galena Hoist project, including the expected budget and actual capital costs, and the anticipated benefits thereof including increased hoisting capacity at the operations and expected improvements to cash costs per ounce and all-in sustaining costs per ounce following such completion; the expected continuity of full production levels at the Cosalá Operations and the continuity of legal access for employees and contractors; the expectations regarding the level of support from the Mexican government with respect to the long-term stability of Cosalá Operations, and its ability to maintain such support in the near- and long-term. Guidance and outlook contained in this press release was prepared based on current mine plan assumptions with respect to production, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no adverse impacts to operations from the COVID 19 pandemic, no further adverse impacts to the Cosalá Operations from blockades, and completion of the Galena Hoist project on its expected schedule and updated budget, and the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of the Company, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operates. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information.

The 2022 and 2024 production outlook expectations set out in this press release are considered forward-looking statements and represent management’s good faith estimates or expectations of future production results as of the date hereof. Outlook is based upon certain assumptions, including, but not limited to, metal prices, certain exchange rates, expected inflation levels, the completion of the Recapitalization Plan at the Galena Complex on time and on the expected budget, including the completion of the Galena hoist project and related engineering and commissioning beginning in Q4-2022, the Cosalá Operations remaining at full production and not experiencing any unanticipated work stoppages or interruptions, the Cosalá Operations accessing higher-grade silver areas in the Upper Zone of the San Rafael mine staring in the second half of 2022 and other assumptions. Production estimates include the Galena Complex and assumes the completion of the Recapitalization Plan on time and on budget. Assumptions used for purposes of production outlook may prove to be incorrect and actual results may differ from those anticipated. Production outlook cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon production outlook and forward-looking statements as there can be no assurance that the plans, assumptions, or expectations upon which they are placed will occur.

Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in the Company’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. The Company does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. The Company does not give any assurance (1) that the Company will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning the Company are expressly qualified in their entirety by the cautionary statements above.

Non-IFRS Financial Measures

This press release makes reference to certain non-IFRS measures, including certain metrics specific to the industry in which we operate. These measures are not recognized measures under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), do not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to net income or other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as a measure of liquidity. In addition to our results determined in accordance with IFRS, we use non-IFRS measures including cash costs per ounce, all in sustaining costs per ounce and average realized silver, zinc and lead prices. We believe these non-IFRS measures provide useful information to both management and investors in measuring our financial performance and condition and highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. For further information regarding these non-IFRS measures, please refer to “Non-GAAP and Other Financial Measures” in our management’s discussion and analysis for the financial year ended December 31, 2021, which is incorporated by reference herein and is available on our SEDAR profile at www.SEDAR.com or the Company’s website at www.americas-gold.com.

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1Silver equivalent ounces for the 2022 guidance and 2024 outlook references were calculated based on $22.00/oz silver, $0.95/lbs lead and $1.30/lbs zinc throughout this press release. Silver equivalent ounces for Q2-2022, Q1-2022, Q1-2021 and YTD 2022 were calculated based on silver, zinc and lead realized prices during each respective period throughout this press release. For additional detail on assumptions, please refer to the Company’s press release dated February 22, 2022.

2This metric is a non-GAAP financial measure or ratio. The Company uses the financial measures “Cash Cost”, “Cash Cost/Ag Oz Produced”, “All-In Sustaining Cost”, and “All-In Sustaining Cost/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cash costs and total costs of operations. Cash cost is determined on a mine-by-mine basis and include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, while all-in sustaining cost is the cash cost plus all development, capital expenditures, and exploration spending. A full reconciliation of these non-GAAP financial measures will be provided when the Company reports its quarterly results on or before November 15, 2022.

Contacts

Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503